SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold's MSN-Israel and Redmatch to Establish Israeli Online Employment Site as a Joint Venture dated July 22, 2005.



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                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold's MSN-Israel and Redmatch to Establish Israeli Online Employment Site as a Joint Venture

Friday July 22, 1:30 am ET

PETACH TIKVA, Israel, July 22 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD, TASE: IGLD) today announced that MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), has signed a strategic agreement with Redmatch, one of the world's largest online employment companies. Under the terms of the agreement, MSN-Israel and Redmatch will jointly develop a new Hebrew language employment site. The new site will be owned jointly by the two companies (50.1%-MSN-Israel and 49.9%-Redmatch). It will be hosted and promoted on the MSN-Israel portal and launched during the next few months.

Redmatch, a fast-growing Israeli company, has been named by BusinessWeek as an emerging competitor to Monster.com, the world's largest online employment site. Redmatch is differentiated by the breadth of its database, which currently stores more than a million resumes and it obtains help-wanted ads daily from more than 500 newspapers throughout the world. In addition, Redmatch's powerful and proprietary search tools are used by thousands of employers as a highly effective way to identify the applicants most appropriate for each job.

Commenting on the news, Uri Adoni, CEO of MSN-Israel, said, "We are delighted to join with Redmatch in bringing its proven model to the local market. We are confident that this venture will produce a high value-added service offered for a reasonable fee, and that it will attract a wide community of employers and job seekers to the site itself as well as to the MSN-Israel portal. As such, I believe it will become a significant driver of our future revenues."

Daniel Avidor, President and COO of Redmatch, added, "We have chosen MSN-Israel as our Israeli partner due to the visibility of its brand name and its openness to entrepreneurial initiatives. We are confident that the Redmatch business model that has proven so successful in Europe and the US will be equally successful in Israel."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-commerce subsidiary, the Company has established itself as one of Israel's leading e-commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il









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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  July 22, 2005